Colonial California Insured Municipal Fund

(a)      Not applicable

(b) Effective December 15, 1999 Municipal Auction Rate Cumulative Preferred Shares were offered by Colonial California Insured Municipal Fund at a purchase price of $25,000 per share. Like the common shares of beneficial interest, the preferred shares are offered at net asset value without any initial or contingent deferred sales charges or 12b-1 fees.